Investment in Other Company

1. Information on the company invested

Name of company: Sidus FNH Corp.

Names of Representative Directors: Seung-Jae Cha and Mi-Hee Kim

Relationship with company: None

Paid-in capital: (KRW) 3,000,000,000

Total number of outstanding shares: 4,504,108 shares

Business area: movie production

2. Details of the investment

Type of securities invested: equity

Amount invested: (KRW) 19,598,659,800

Number of shares to be acquired: 1,607,900 shares

Number of shares after investment: 1,607,900 shares

Shareholding ratio after investment: 35.70%

Date of the investment: November 11, 2005

Method of share acquisition:

• new issuance of shares: KRW 14.6 billion

• acquisition of outstanding shares: KRW 5 billion

3. Purpose of the investment

To strengthen competitiveness in media platform business by producing and providing media contents.

4. Total amount invested: (KRW) 19,598,659,800

Paid-in capital at the end of the previous fiscal year: (KRW) 7,446,513,000,000

Ratio to paid-in capital: 0.26%

5. The Board of Directors made resolution on October 27, 2005

Attendance of outside directors: 8 directors

Attendance of auditors: none